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                          August 3, 2022

       Joseph Michael Redmond
       President and Chief Executive Officer
       Odyssey Health, Inc.
       2300 West Sahara Avenue
       Suite 800 - #4012
       Las Vegas, NV 89102

                                                        Re: Odyssey Health,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 29, 2022
                                                            File No. 333-266422

       Dear Mr. Redmond:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joshua D. Brinen